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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

TRIPATH IMAGING, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

896942109

(Cusip Number)

Roche Holdings, Inc.
1201 North Orange St., Suite 1050
Wilmington, DE 19801

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896942109

1.	Name of Reporting Person: Roche Holdings Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 7,950,680

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 7,950,680

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 20.89%

14.	Type of Reporting Person (See Instructions): CO

* Represents the percentage obtained by dividing (i) the number of Holdings’ Shares by (ii) the number of Shares outstanding as of November 1, 2004 as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2004.

Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the “Shares”), of TriPath Imaging Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 780 Plantation Drive, Burlington, North Carolina 27215.

Item 2. Identity and Background.

     This Schedule 13D is being filed on behalf of Roche Holdings, Inc., a Delaware corporation (“Holdings” or the “Reporting Person”). Holdings is a wholly owned subsidiary of Roche Finance Ltd, a Swiss company (“Finance”), which is a wholly owned subsidiary of Roche Holding Ltd, a Swiss company (“Holding Ltd,” together with Holdings and Finance, the “Roche Entities”).

     Holding Ltd is a holding company which, through its subsidiaries (collectively, the “Roche Group”), engages primarily in the development, manufacture, marketing and sales of pharmaceuticals, and in the business of in vitro diagnostics. The Roche Group is one of the world’s leading research-based health care groups active in the discovery, development, manufacture and marketing of pharmaceuticals and diagnostic systems. The address of the principal office of Holding Ltd is Grenzacherstrasse 124, 4002 Basel, Switzerland.

     Finance is a holding company participating in various subsidiaries of Holdings Ltd. The address of the principal office of Finance is Grenzacherstrasse 122, 4002 Basel, Switzerland.

     Holdings was organized in Delaware in 1987 to act as a holding company for substantially all of Holding Ltd’s United States operations. The address of the principal office of Holdings is 1201 North Orange St., Suite 1050, Wilmington, Delaware 19801.

     The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of the Roche Entities is set forth on Schedules A to C.

     During the past five (5) years, neither any of the Roche Entities, nor, to the best knowledge of any of the Roche Entities, any of the other persons listed on Schedules A to C attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4. Purpose of Transaction.

     On December 27, 2004, pursuant to an intercompany transfer: (i) Roche Imaging Analysis Systems, Inc. (“RIAS”) transferred and assigned to Holdings, and Holdings obtained from the RIAS, all of the RIAS’ right, title and interest in 2,950,680 Shares; and (ii) Roche International Ltd. (“RIL”) transferred and assigned to Holdings, and Holdings obtained from RIL, all of RIL’s right title and interest in 5,000,000 Shares. The purpose of the transfer was to consolidate RIL’s and RIAS’ holdings of Shares with Holdings.

     Holdings will hold the Shares for investment. Holdings intends to review from time to time the Issuer’s business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, Holdings may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Shares through open market purchases, privately negotiated transactions or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions, through a public offering or otherwise.

     Except as set forth above, none of the Roche Entities has any plan or proposals, which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) Holdings is the beneficial owner 7,950,680 Shares representing approximately 20.89% of Shares outstanding.

     (b) Except as otherwise described herein, neither Holdings nor any other person controlling Holdings nor, to the best of the knowledge of the Holdings, any of the persons named in Schedules A through C hereto has any sole or shared power to vote or direct the vote of any Shares nor sole or shared power to dispose of or direct the disposition of any Shares.

     (c) Except as set forth herein, no transaction in Shares have been effected during the past 60 days by any of the Roche Entities, any other person controlling any of the Roche Entities or, to the best of the knowledge of the Roche Entities, any of the persons named in Schedules A through C hereto.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7. Material to be Filed as Exhibits.

     Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2004

ROCHE HOLDINGS, INC.
By:	/s/ Carol Fiederlein
	Name:	Carol Fiederlein
	Title:	Vice President, Treasurer and Secretary

Schedule A

Executive Officers and Directors
of
Roche Holdings, Inc.

The names of the Directors and the names and titles of the Executive Officers of Roche Holdings, Inc. and their principal occupations are set forth below. If no address is given, the Director’s or Executive Officer’s business address is that of Roche Holding Ltd, which is Grenzacherstrassse 124, 4002 Basel, Switzerland. Unless otherwise indicated, each individual is a Swiss citizen.

Name, Business Address	Present Principal Occupation
*Dr. Franz B. Humer	Chairman of the Board of Directors and Chief Executive Officer

*Dr. Erich Hunziker	Chief Financial Officer

Ms. Carol Fiederlein	Vice President, Treasurer and Secretary
1201 North Orange St. Suite 1050 Wilmington, DE 19801

*	Director

Schedule B

Executive Officers and Directors
of
Roche Finance Ltd.

     The names of the Directors and the names and titles of the Executive Officers of Roche Finance Ltd (“Finance”) and their principal occupations are set forth below. If no address is given, the Director’s or Executive Officer’s business address is that of Roche Holding Ltd (“Holding Ltd”), which is Grenzacherstrassse 124, 4002 Basel, Switzerland. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Holding Ltd and each individual is a Swiss citizen.

Name, Business Address	Present Principal Occupation
* Dr. Franz B. Humer	Chairman of the Board of Directors and Chief Executive Officer

* Dr. Erich Hunziker	Chief Financial Officer

* Dr. Gottlieb Keller	Head of Corporate Services

*	Director

Schedule C

Executive Officers and Directors
of
Roche Holdings Ltd.

The name of the Directors and the names and titles of the Executive Officers of Roche Holding Ltd and their business addresses and principal occupations are set forth below. If no address is given, the Director’s or Executive Officer’s business address is that of Roche Holding Ltd, which is Grenzacherstrasse 124, Basel, Switzerland. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Roche Holding Ltd and each individual is a Swiss citizen.

Board of Directors

Name, Business Address	Present Principal Occupation
Dr. Franz B. Humer	Chairman of the Board of Directors and Chief Executive Officer

Prof. Dr. Bruno Gehrig	Chairman of Board of Directors of Swiss Life Holding

Mr. Rolf Hanggi	Vice Chairman

Prof. Dr. John Irving Bell Canadian citizen	Regius Professor of Medicine, Oxford University

Mr. Peter Brabeck-Letmathe Nestle, S.A. Avenue Nestle, CH-1800 Verey Austrian citizen	Vice Chairman of Board of Directors and Chief Executive Officer of Nestle, S.A.

Mr. Lodewijk J.R. de Vink American citizen	Founding Member and Consultant of Blackstone Healthcare Partners, LLC

Mr. Walter Frey	Chairman and Chief Executive Officer of Emil Frey Group

Mr. Andre Hoffman La Massellaz CH-1126 Vaux sus Morges	Businessman

Dr. DeAnne Julius American citizen	Chairman, Royal Institute of International Affairs

Dr. Andreas Oeri St. Alban-Vorstadt 69 4052 Basel	Surgeon

Professor Dr. Horst Teltschik German citizen	President Boeing Germany

Executive Committee

Name, Business Address	Present Principal Occupation
Dr. Franz B. Humer	Chairman of the Board of Directors and Chief Executive Officer

Dr. Erich Hunziker	Chief Financial Officer

Mr. William M. Burns British citizen	Head of the Pharmaceuticals Division

Mr. Heino von Prondzynski German citizen	Head of the Diagnostics Division

Mr. Richard T. Laube	Head of Roche Consumer Health

Prof. Dr. Jonathan Knowles British citizen	Head of Research

Dr. Gottlieb Keller	Head of Corporate Services